FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Press Release dated November 12, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: November 12, 2003

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Third Quarter Results for 2003

Calgary, Alberta - November 12, 2003 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended September 30, 2003 of $466,000 as compared to $1,309,000 for the same period in FY2002. The operating loss for the quarter was $(383,000) or $(0.06) per share as compared to an operating profit of $630,000 or $0.09 per share for the same period last year.  After allowing for non-cash items such as depreciation, and foreign exchange losses, the net loss for the period was $(464,000) or $(0.06) per share as compared to net income of $504,000 or $0.07 per share for the same period in FY2002.

Revenues for the nine months ended September 30, 2003 were $1,680,000 compared to $2,934,000 in FY2002. The operating loss was $(606,000) or $(0.09) per share in FY2003 and the operating profit was $992,000 or $0.14 per share in FY2002. Net loss for FY2003 was $(703,000) or $(0.10) per share as compared to net income of $676,000 or $0.10 per share in FY2002.

The Company reported a working capital surplus of $2,774,000 at September 30, 2003 of which cash comprised $2,488,000. Operating activities have utilized $63,000 of cash during this nine month period.

"During this quarter the Company began seeing the results of its marketing efforts in the mobile device and Internet Telephony markets," stated David Gallagher, President and CEO of QSound Labs.  "Specifically, the Company gained its first OEM mobile phone design win for microQ, as well as negotiating partnerships with several semiconductor companies to co-develop and market microQ silicon solutions in 2004. More specific details will be made available as products are released to the market."

"Revenue from our Internet Telephony product line increased in line with managements' expectations. The Company also made progress in sourcing a suitable hardware manufacturing partner for the future. It is the Company's goal to focus on value added software for this growth market while relying on partners for manufacturing expertise."

"Revenue from other business segments has remained flat as anticipated. With the extension of our Toshiba license as previously announced and Philips continued marketing efforts to the PC market, management expects some growth in 2004 in these areas to complement the mobile and Internet Telephony markets."

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from customers for new products for the mobile device and IP telephony markets and from existing licensees.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, continued growth of  mobile devices and Internet telephony products, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at September 30, 2003 and December 31, 2002
(Expressed in United States dollars, prepared using US GAAP)

	September 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 2,488,449	$ 2,621,205
Accounts receivable	306,459	929,519
Inventory	129,234	16,455
Deposits and prepaid expenses	124,622	58,674
	3,048,764	3,625,853

Note receivable	-	500,000
Capital assets	1,204,592	747,553
Goodwill	2,184,589	2,184,589
Intangible assets	190,787	213,771

	$ 6,628,732	$ 7,271,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 176,863	$ 220,894
Deferred revenue	97,836	120,511
	274,699	341,405

Shareholders' equity
Share capital (7,180,844 common shares)	44,214,324	44,088,094
Contributed surplus	1,114,316	1,114,316
Deficit	(38,974,607)	(38,272,049)
	6,354,033	6,930,361

	$ 6,628,732	$ 7,271,766

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended September 30, 2003 and 2002
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For nine	For nine
	months ended	months ended	months ended	months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 114,879	$ 898,977	$ 691,287	$ 1,890,911
Product sales	350,788	409,750	988,538	1,043,143
	465,667	1,308,727	1,679,825	2,934,054

Cost of product sales	136,749	133,684	283,762	192,320
	328,918	1,175,043	1,396,063	2,741,734

EXPENSES:
Marketing	287,549	217,134	866,796	670,266
Operations	45,667	49,069	121,921	192,703
Product engineering	244,753	164,304	598,703	505,021
Administration	133,723	114,095	414,190	381,874
	711,692	544,602	2,001,610	1,749,864

Operating (loss) profit	(382,774)	630,441	(605,547)	991,870

Other items
Depreciation and amortization	(74,904)	(135,749)	(237,628)	(306,796)
Interest and other income	11,031	6,006	34,153	19,298
Gain (loss) on sale of capital assets	179	652	(1,729)	681
Other	(17,048)	2,206	108,193	(28,859)
	(80,742)	(126,885)	(97,011)	(315,676)

Net (loss) income for the period	(463,516)	503,556	(702,558)	676,194
Deficit beginning of period	(38,511,091)	(39,228,363)	(38,272,049)	(39,401,001)
Deficit end of period	$ (38,974,607)	$ (38,724,807)	$ (38,974,607)	$ (38,724,807)

Income (loss) per common share	$ (0.06)	$ 0.07	$ (0.10)	$ 0.10

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2003 and 2002
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For nine	For nine
	months ended	months ended	months ended	months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(loss) income for the period	$ (463,516)	$ 503,556	$ (702,558)	$ 676,194
Items not requiring (providing) cash:
Depreciation and amortization	74,904	135,749	237,628	306,796
Compensation cost of options Issued to non-employees	-	-	5,864	-

Loss (gain) on sale of capital Assets	-	(652)	1,908	(681)
Changes in working capital balances	(154,109)	(444,150)	394,536	(763,135)
	(542,721)	194,503	(62,622)	219,174

FINANCING
Issuance of common shares, net	1,645	-	11,642	-
	1,645	-	11,642	-

INVESTMENTS
Purchase of capital assets	(40,989)	(5,034)	(51,398)	(100,002)
Purchase of intangible assets	(11,902)	(16,568)	(36,179)	(35,243)
Change in working capital for investment purposes	-	(150,000)	-	(500,000)
Proceeds from sale of capital assets	179	652	5,801	681
	(52,712)	(170,950)	(81,776)	(634,564)

(Decrease) increase in cash	(593,788)	23,553	(132,756)	(415,390)
Cash and cash equivalents beginning of period	3,082,237	1,608,949	2,621,205	2,047,892

Cash and cash equivalents end of period	$ 2,488,449	$ 1,632,502	$ 2,488,449	$ 1,632,502